UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 6

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   WICKES INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  967 446 10 5

                                 (CUSIP Number)

     Bradco Supply Corporation                   Barry Segal
     13 Production Way                           c/o Bradco Supply Corporation
     P.O. Box 67                                 13 Production Way
     Avenel, New Jersey 07001                    P.O. Box 67
     Phone: (732) 382-3400                       Avenel, New Jersey 07001
                                                 Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                 August 20, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. .

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP NO.  967 446 10 5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Bradco Supply Corporation - EID #22-1805243
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
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               7    SOLE VOTING POWER

                    50,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           50,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.60%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP NO.  967 446 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF, AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,245,801
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,245,801
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,301,801
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      Bradco Supply Corp., a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby file this Amendment No. 6 to the Statement on Schedule 13D which was filed on October 2, 2002 (the "Initial Schedule 13D"), and amended by Amendment No. 1 filed on November 1, 2002 (the "First Amendment"), by Amendment 2 filed on November 27, 2002 ("Second Amendment"), by Amendment 3 filed on January 24, 2003 ("Third Amendment"), by Amendment 4 filed on February 25, 2003 ("Fourth Amendment") and by Amendment 5 filed on April 1, 2003 with respect to their beneficial ownership of Common Stock, $.01 par value per share (the "Common Stock") of Wickes Inc.

Item 1. Security and Issuer

      This Schedule 13D relates to the Common Stock of Wickes Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company are located at 706 North Deerpath Drive, Vernon Hills, Illinois 60061.

Item 2. Identity and Background

      No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

      Bradco has directly purchased approximately 5,000 shares of Common Stock on the open market for the aggregate purchase price of approximately $5,020.00. An itemized breakdown of the daily transactions from June 20 2003 through September 5, 2003 is more fully set forth in Item 5 below. The source of funds for the payment by Bradco for such Common Stock was with from its working capital. Bradco did not purchase any of such Common stock with borrowed funds.

      Mr. Segal directly purchased approximately 76,451 net shares of Common Stock on the open market for the aggregate net purchase price of approximately $84,238.89; such shares are held by Mr. Segal in an individual retirement account. An itemized breakdown of the daily transactions from June 20, 2003 through September 5, 2003 is more fully set forth in Item 5 below. The source of funds for the payment by Mr. Segal for such Common Stock was with borrowed funds obtained from his broker on a margin basis and personal funds. These borrowed funds are secured by the securities held by such broker on Mr. Segal's behalf. Mr. Segal is also custodian for 3,500 shares of Common Stock purchased in August, 2003 at an aggregate price of $3,030.00 which are held in custody for Mr. Segal's son, Martin Segal.

Item 4. Purpose of Transaction

      The prior Item 4 of the previous Schedule 13D, as amended, is superceded and amended to read in its entirety as follows:

      Bradco and the Company are participants in the same industry. As a significant shareholder in the Company, it is possible that discussions with the Company might occur which could lead to mutually beneficial joint opportunities between Bradco and the Company.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to from time to time to either purchase or sell in the open market or in privately negotiated transactions shares of Company Common Stock or Company debt instruments . In determining whether to purchase or sell shares of Company Common Stock or Company debt instruments, the Reporting Persons intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons' ownership of shares of Common Stock, price levels of Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions.

      Upon consummation of the transactions contemplated, the shares of Common Stock would continue to be authorized to be traded on NASDAQ, and the shares of Common Stock would continue to be registered under the Securities Exchange Act of 1934.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) any other material change in the Company's business or corporate structure; (v) any other material changes in the Company's charter or bylaws or other actions which may impede the acquisition of the control of the Company by any persons; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above..

Item 5. Interest in Securities of the Issuer

      (a) Mr. Segal is the direct beneficial owner of 1,245,801 shares of Common Stock, representing approximately 14.99% of the outstanding Common Stock (based on the 8,307,984 shares of Common Stock of the Company reported to be outstanding in the Company's most recent Form 10-Q). In addition, by virtue of his position as custodian for his son, Martin Segal, he may be deemed to be the indirect beneficial owner of another 6,000 shares of Common Stock. Further, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Mr. Segal may be deemed to be the indirect beneficial owner of the 50,000 shares of Common Stock owned by Bradco, representing approximately 0.60% of the outstanding Common Stock of the Company. Therefore, Segal may be deemed the beneficial owner of 1,301,801 shares of Common Stock representing approximately 16.63% of the outstanding Common Stock of the Company. Further, the Reporting Persons have acquired $2,250,000 face amount of the Company's Senior Subordinated Notes due December 15th, 2003. These notes are not convertible of right into Company Common Stock.

      (b) Mr. Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by him and of the stock held for his son, Martin Segal. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by it.

      (c) Since June 20, 2003, the following purchases and sales of Common Stock of the Company have been effected on the open market by the Reporting Persons:

I.    Barry Segal's IRA account

    Trade Type         Quantity             Date            $ Price
    Purchased            2,000             8/20/03            1,485
    Purchased            2,600             8/20/03            2,360
    Purchased            7,400             8/19/03            6,680
    Purchased            2,001             8/19/03         1,800.89
    Purchased            5,000             8/19/03            4,375
    Purchased            3,000             7/22/03            3,860
    Purchased            3,000             7/22/03            3,920
    Purchased            3,000             7/22/03            3,920
    Purchased            3,000             7/22/03            3,920
    Purchased            3,000             7/21/03            3,830
    Purchased            3,000              7/7/03            3,325
    Purchased            5,000              7/7/03            5,770
    Purchased            1,400              7/3/03            1,574
    Purchased            1,000              7/3/03            1,120
    Purchased            5,000              7/3/03            5,770
    Purchased            1,300              7/1/03            1,515
    Purchased              200              7/1/03              240
    Purchased              500              7/1/03              595
    Purchased              300              7/1/03              366
    Purchased            1,000              7/1/03            1,185
    Purchased            2,000             6/30/03            2,320
    Purchased            3,000             6/30/03            3,440
    Purchased            4,000             6/30/03            4,665
    Purchased            3,000             6/30/03            3,320
    Purchased            3,000             6/30/03            3,350
    Purchased            3,000             6/30/03            3,350

II.   Martin Segal's Account

    Trade Type         Quantity             Date             $ Price
    Purchased            5,000             8/20/03            3,030

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The Reporting Persons may be considered an "interested stockholder," within the meaning of Section 203 of the Delaware General Corporation Law as they hold more than 15% of the outstanding common stock of the Company. Prior to acquiring more than 15% of the outstanding common stock of the Company, the Reporting Persons requested the Company's Board of Directors to waive the application of Section 203 of the Delaware General Corporation Law which the Board declined to do.

      Except as described above and in Item 3, and 4, none of the Reporting Persons (or other persons listed in Item 2 of the Initial Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to the Initial Schedule 13D).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 10, 2003

                                            BRADCO SUPPLY CORPORATION


                                            By: /s/ Barry Segal
                                                ---------------
                                            Name:  Barry Segal
                                            Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 10, 2003


                                            /s/ Barry Segal
                                            ---------------
                                            Name: Barry Segal

                       EXHIBIT A - JOINT FILING STATEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Wickes Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement on September 10, 2003.

                                            BRADCO SUPPLY CORPORATION


                                            By: /s/ Barry Segal
                                                ---------------
                                            Name: Barry Segal
                                            Title: Chief Executive Officer


                                            /s/ Barry Segal
                                            ---------------
                                            Name: Barry Segal